Exhibit 99.1

ARD HOLDINGS S.A.

Pricing of US$350 million Senior Secured PIK Notes

ARD Holdings S.A. (“ARD Holdings”) announces that its subsidiary, ARD Securities Finance SARL, has priced an offering of US$350 million Senior Secured PIK Notes due 2023 at a coupon of 8.750% (the “Notes”).  Proceeds from the issuance of the Notes, net of expenses, will be used to provide liquidity to the shareholders of ARD Holdings.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933.

The offering of Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

MiFID II professionals/ ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S Securities Act, or an exemption from registration.

January 11,  2018

Contacts
Investors:	john.sheehan@ardholdings-sa.com
Media:	Pat Walsh, Murray Consultants +1 646 776 5918 / +353 87 2269345

ARD Holdings S.A. 56, rue Charles Martel L-2134 Luxembourg T: +352 26 25 85 - 55 F: +352 26 38 94 - 44 E: enquiries@ardholdings-sa.com	Registered in Luxembourg; R.C.S. Luxembourg B53248